Filed pursuant to Rule 433

Registration No. 333-225268

July 19, 2019

NEWS RELEASE

Toronto, July 19, 2019

(in U.S. dollars unless otherwise noted)

Franco-Nevada Adds to its U.S. Energy Interests, Initiates ATM  Equity Program & Provides Details for Release of Q2 Results

Marcellus Royalty Acquisition

Franco-Nevada has entered into an agreement to acquire from Range Resources Corporation an overriding royalty interest on acreage in the Marcellus Shale for a gross purchase price of $300 million. The acquisition has an effective date of March 1, 2019 and is expected to close shortly. The royalty is calculated as 1% of gross production less allowed deductions from approximately 350,000 net acres of Range’s working interest position in Washington, Western Allegheny and Southern Beaver Counties in Pennsylvania. The royalty applies to existing production and future development from the Marcellus formation as well as future potential development from the Utica and Upper Devonian formations. The royalty is registered on title and is a direct interest in real property.

The Marcellus is one of the most prolific and active gas and liquids plays in North America. Range’s acreage is in a liquids rich portion of the Marcellus giving it one of the most cost competitive energy positions in North America. Range has a track record of growing reserves and production from its asset base. Since the effective date, the royalty has generated approximately $9 million in revenue, with roughly half of the revenue generated from natural gas liquids and condensate. At current commodity prices, revenue for 2020 is expected to be approximately $25 million growing to approximately $30 million per annum in five years. The royalty provides exposure to a significant inventory of undeveloped drilling locations capable of supporting cash flow for several decades.

Franco-Nevada’s revenue is still projected to exceed 80% from gold equivalent ounces through 2023. This is supported by the start of production at Cobre Panama from which Franco-Nevada began receiving its first gold and silver stream ounces in early July.

The purchase will be financed with a combination of cash on hand and funds drawn from the Corporation’s revolving credit facility. Net debt following this investment will be approximately $335 million. The Corporation is expected to have approximately $1 billion in available capital after closing. This acquisition is immediately accretive, adds to Franco-Nevada’s long-term cash flow profile and brings further diversification to its royalty and stream portfolio.

At the Market Equity Program

Franco-Nevada has established an at-the-market equity program (the “ATM Program”) that allows the Corporation to issue up to $200 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the prevailing market price through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the Common Shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program, if any, will be determined at the Corporation’s sole discretion, subject to applicable regulatory limitations.

The ATM Program will be effective until July 18, 2020 unless terminated prior to such date by the Corporation. Franco-Nevada intends to use the net proceeds from the ATM Program, if any, for funding royalty and stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. Sales of Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated July 19, 2019 with BMO Nesbitt Burns Inc. and CIBC World Markets Inc., as Canadian agents, and BMO Capital Markets Corp. and CIBC World Markets Corp., as U.S. agents.

The Corporation has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the ATM Program. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the ATM Program. The Corporation has also filed prospectus supplement dated July 19, 2019 to the Corporation’s Canadian base shelf prospectus dated June 15, 2018 with the securities regulatory authorities in Canada. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on SEDAR at www.sedar.com. Alternatively, any agent participating in the ATM Program will arrange to send you the prospectus if you request it by contacting, (i) in Canada: BMO Nesbitt Burns Inc., attn: Brampton Distribution Centre C/O The DATA Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, by email at torbramwarehouse@datagroup.ca or by phone at 905-791-3151 Ext. 4312 or CIBC World Markets Inc., attn: Michelene Dougherty or by email at michelene.dougherty@cibc.ca; and (ii) in the U.S., BMO Capital Markets Corp., attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY, 10036, by email at bmoprospectus@bmo.com or by phone at 1-800-414-3627 or CIBC World Markets Corp., 425 Lexington Ave, 5th Floor, New York, NY, by email at useprospectus@cibc.com or by phone at (800) 282-0822.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Details for Upcoming Release of Q2/2019 Results

Franco-Nevada will release its Q2/2019 results on August 7, 2019 and management will host a conference call the following day, August 8, 2019 at 10:00 a.m. Eastern Time to review the results. Interested investors are invited to participate as follows:

•                  Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688

•                  Conference Call Replay until Aug 15: Toll-Free (888) 390-0541; International (416) 764-8677; Code 868627#

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada has a strong balance sheet and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please contact:

Jason O’Connell	Sandip Rana
Vice President, Energy	Chief Financial Officer
(416) 306-6310	(416) 306-6303
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the Canada Revenue Agency and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the ATM Program, the Corporation’s expected use of the net proceeds of the ATM Program, if any, and the acquisition of the Range Resources royalty interest and its expected impact on future performance and results of operations. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; risks related to the completion of the acquisition of the Range Resources royalty interest; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.